[NIKU CORPORATION LETTERHEAD]

December 15, 2004

Mr. Mark P. Shuman

Mr. Jeffrey B. Werbitt

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4-6

Washington, D.C. 20549

Re:	Niku Corporation
Registration Statement on Form S-3/A
File No. 333-120653
Filed on December 6, 2004

Dear Messrs. Shuman and Werbitt:

Niku Corporation, a Delaware corporation (“Niku” or the “Company”), is writing to the Staff of the Securities and Exchange Commission (the “Staff”) in response to the letter of comments from the Staff to the Company, dated December 10, 2004 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-3, No. 333-120653 (the “Registration Statement”). Under separate cover submitted to the Staff on December 14, 2004, the Company filed via EDGAR a letter in response to the Comment Letter (the “Response Letter”) and Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked to indicate changes from Amendment No. 1 to the Registration Statement. The changes reflected in Amendment No. 2 include those made in response to all of the comments of the Staff set forth in the Comment Letter.

Set forth below are the Company’s responses to the comments orally conveyed by Mr. Jeffrey B. Werbitt to our counsel today with respect to the Response Letter. For the convenience of the Staff, the text of the comments in the Comment Letter reiterated by Mr. Werbitt today has been duplicated in bold type to precede each of the Company’s responses. Capitalized terms used and not defined herein have the meanings ascribed to each such term in the Registration Statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Response

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

If you have any questions with respect to the foregoing, please contact the undersigned at (707) 665-3112 or Celeste E. Greene at (415) 984-6460.

Very truly yours,

/s/ Eleanor Lacey
Name: Eleanor Lacey Title: General Counsel

cc:	Gregory C. Smith (Skadden, Arps, Slate, Meagher & Flom LLP)
Celeste E. Greene (Skadden, Arps, Slate, Meagher & Flom LLP)

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